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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Binter order Additional Five Embraer E195-E2 Aircraft

Farnborough Airshow, UK, July 21, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3) today announced that Binter has placed an additional order for five E195-E2 aircraft, further strengthening the long-standing partnership between the two companies. The agreement also includes four purchase rights.

The E195-E2 has played a key role in Binter’s services by combining low operating costs with superior passenger experience. The aircraft’s range and capacity make it ideally suited for the airline’s network, connecting the Canary Islands with destinations across Spain and beyond.

“We are delighted that Binter has once again selected the E195-E2,” said Arjan Meijer, President and CEO of Embraer Commercial Aviation. “This new order reflects the outstanding performance of the E195-E2 in service and the value it delivers through exceptional efficiency, passenger comfort, and operational flexibility. Binter has become a benchmark for successful E2 operations, with this fourth order underscoring its confidence in the aircraft’s performance. We are proud to support Binter connecting the Canary islands.

All of Binter’s E2 aircraft feature a comfortable single-class configuration with 132 seats. The cabin offers generous legroom and Embraer’s signature 2X2 seating arrangement, ensuring that no passenger is assigned a middle seat. The spacious and quiet cabin has become a hallmark of the airline’s premium travel experience.

The E195-E2 is the largest member of Embraer’s E-Jets E2 family and is recognized for its industry-leading efficiency, reduced emissions, and outstanding economics. Combining advanced aerodynamics, new-generation engines, and modern systems, the aircraft delivers significant fuel savings while maintaining high levels of performance and passenger comfort.

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About Binter

Binter is the leading airline in the Canary Islands, providing high-quality regional and international air services. The carrier operates an extensive network connecting the islands with destinations across Spain, Europe, and Africa, offering a distinctive travel experience focused on comfort, reliability, and customer service.

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations